March 18, 2013

Ms. Jennifer Monick

Senior Staff Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:  Isle of Capri Casinos, Inc.

Form 10-K

Filed June 14, 2012

File No. 000-02538

Dear Ms. Monick:

On behalf of the Isle of Capri Casinos, Inc. (the “Company”), this letter is in response to your letter dated March 5, 2013, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended April 29, 2012. The Company’s response to the item set forth in your letter are set forth below, following a reprint of the item for ease of reference.

Form 10-K for the Fiscal Year Ended April 29, 2012

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 32

1.              Please tell us whether you consider drop, hold, or handle to be key performance indicators for your gaming operations. If so, please disclose in future Exchange Act periodic reports.

Company Response:

Table drop is the amount of cash, chips and credit issued contained in the drop box of the table game. Table game win is the amount of drop that is retained and recorded as casino gaming revenue, with liabilities recognized for funds deposited by customers before gaming play occurs and for unredeemed gaming chips. As we operate in regional gaming markets, our table hold percentages are not as volatile to the extent of casino operators which focus on destination gaming markets, such as Las Vegas, Nevada and parts of Southeast Asia (e.g. Macau). We believe this to be a result of the fact that the majority of our regional properties do not regularly experience high-end play which can cause volatility in table holds. Therefore, changes in our table hold percentages do not vary materially and therefore do not have a material impact to our earnings.

Slot handle is the gross amount wagered by customers. Changes in slot handle are generally reflected in an increase or decrease in overall gaming revenues which are normally explained by other specific factors, e.g. changes in economic conditions; closure of a property due to flooding; the impact of new competition; etc.  The slot hold percentage is the net amount of slot win as adjusted for changes in liabilities recognized for accruals related to the anticipated payout of progressive jackpots divided by slot handle. We have not experienced significant impacts to earnings from changes in our slot hold percentages and therefore changes in our slot percentage have not had a material impact on our operations for the periods covered in our Form 10-K.

Because we have not historically experienced significant changes in table win or slot hold percentages, we believe our discussions in our Management’s Discussion and Analysis related to changes in casino revenues adequately discloses to investors the reasons for changes in our revenues.  To provide additional information, we will in future Exchange Act periodic reports discuss how volume indicators are measured and the concept of hold and win percentages. An example of our proposed additional disclosure in Management’s Discussion and Analysis is as follows:

The majority of our casino revenues are derived from slot machines (representing approximately 89.8%, 90.0% and 89.9% of our casino revenues in fiscal years 2012, 2011 and 2010, respectively) and to a lesser extent, table games, which is highly dependent upon the volume and spending levels of customers at our properties.

Key performance indicators related to gaming revenue are slot handle and table game drop (volume indicators) and “win” or “hold” percentage. Slot handle is the gross amount wagered for the period cited. The win or hold percentage is the net amount of gaming wins and losses, with liabilities recognized for accruals related to the anticipated payout of progressive jackpots. Our slot hold percentages have been extremely consistent over the past several years. Given the stability in our slot hold percentages, we have not experienced significant impacts to earnings from fluctuations in slot hold.

Table game win is the amount of drop that is retained and recorded as casino gaming revenue, with liabilities recognized for funds deposited by customers before gaming play occurs and for unredeemed gaming chips. As we are focused on regional gaming markets, our table hold percentages are fairly stable as the majority of these markets do not regularly experience high-end play which can lead to volatility in win percentages. Therefore, changes in table game win percentages do not typically have a material impact to our earnings.

Our typical property slot hold percentage is in the range of 6% to 10% of slot handle, and our typical table game win percentage is in the range of 15% to 25% of table game drop.

Fiscal 2012 Compared to Fiscal 2011, page 33

2.              We note that your promotional allowances are greater than the sum of your non-casino revenues. Please tell us the portion that consists of complimentary rooms and food and beverages versus the redemption of coupons and points for cash. Also please clarify if all of your non-casino revenues are provided on a complimentary basis.

Company Response:

The detail of revenues and promotional allowances are as follows:

	Fiscal Year Ended
	April 29,	April 24,	April 25,
	2012	2011	2010
Revenues:
Casino	$1,006,523	$968,423	$943,234
Rooms	32,438	32,144	33,548
Food, beverage and other	117,225	121,955	122,200
Pari-mutuel	11,335	11,216	12,250
Insurance proceeds	9,637	—	—
Gross Revenues	1,177,158	1,133,738	1,111,232

Promotional allowances
Casino:
Coupons and points for cash	(45,496)	(45,581)	(43,997)
Promotional downloads	(66,776)	(59,738)	(46,793)
Rooms	(17,962)	(17,219)	(16,520)
Food, beverage and other	(69,553)	(64,323)	(64,437)
Promotional allowances	(199,787)	(81,542)	(80,957)

Net revenues	$977,371	$1,052,196	$1,030,275

As shown in the detail above, all of our Rooms and Food, beverage and other revenues are not provided entirely on a complimentary basis.

Liquidity and Capital Resources

Capital Expenditures and Development Activities

3.              In future filings, please disclose the total amount of capitalized internal costs during each fiscal year related to development projects and improvement projects.  Further, please specifically quantify the amount of salaries capitalized for each project.  Please provide us you proposed disclosure.

Company Response:

In accordance with ASC 360 — Property, Plant and Equipment, we capitalize costs related to development and improvement projects. The majority of our development and improvement projects are completed by third-party contractors and not by internal personnel. Therefore, the amount of internal costs capitalized has historically been minimal. For example, in fiscal year 2012, total internal costs capitalized were less than two hundred thousand dollars and were not disclosed as they were immaterial to total year capitalized property and equipment costs of $75.2 million. The internal costs capitalized were salaries of individuals who worked directly on the development and improvement project. Should we capitalize a material amount of internal costs, we will disclose such amounts in our future filings.

Further, with respect to our responses to the comment contained in this letter, the Company acknowledges as requested in your letter the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Dale R. Black
Dale R. Black
Senior Vice President and
Chief Financial Officer